Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 23, 2022

VIA EDGAR CORRESPONDENCE

Alberto Zapata
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Zapata:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Metaverse ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please revise or remove the disclosure that states: “Continued Index membership of a constituent is not necessarily subject to the guidelines provided in the Index methodology.” The Staff believes that this implies that the Index Provider has discretion to deviate from the Index methodology.

Response to Comment 1

In accordance with the Staff’s comment, the above referenced disclosure has been removed.

Comment 2 – Principal Investment Strategies

Given that the Index only includes Primary Companies (as defined in the Registration Statement), please remove references to “Secondary Companies” or explain supplementally why such disclosure is relevant.

Response to Comment 2

In accordance with the Staff’s comment, the above referenced disclosure has been removed.

Comment 3 – Principal Investment Strategies

Please update the significant sector investment information as of a more recent date, if available.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren